UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA

Comisión Nacional del Mercado de Valores

Edison, 4

28006  — Madrid

October, 21, 2014

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

The Board of Directors of Abengoa has agreed to establish a new commission under the name of Strategy and Technology Committee whose functions are essentially advising to the Board of Directors in relation to the development of strategy and technology at Abengoa.

The initial composition of the Committee is:

• Chairman: Aplicaciones Digitales S.L represented by Mr. Jose B. Terceiro

• Director: Jose Luis Aya Abaurre

• Director: Jose Llorente Abaurre

• Director: Ricardo Martinez Rico

• Secretary non director: Juan Carlos Jiménez Lora

The Technical General Secretary of Abengoa, Mr. Jose Dominguez Abascal will assist as coordinator of the work of the Commission, also.

On the other hand, it has approved the amendment of the Regulation of the Board of Directors to add a new article to reflect the new Commission. The amendment shall be notified to the CNMV and entered in the commercial register subsequently.

Daniel Alaminos Echarri
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: October 21, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary